UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 18, 2013

Commission File Number: 001-35990

 Prosensa Holding N.V.

 J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                          Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer
Date: November 18, 2013
By:	/s/ Berndt A.E. Modig
	Name:	Berndt A.E. Modig
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Prosensa Holding N.V. Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2013
2	Prosensa Holding N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations